Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Responds to the US Department of Commerce Initiation of a Section 232

Investigation into Uranium Imports

Saskatoon, Saskatchewan, Canada, July 18, 2018

Cameco (TSX: CCO; NYSE: CCJ) today responded to the decision by the United States Department of Commerce (DOC) to launch an investigation into whether the quantity and circumstances of foreign uranium imports into the US threaten to impair national security.

The announcement by Commerce Secretary Wilbur Ross triggers an investigation that could take up to 270 days to complete. A report will then be provided to the President of the United States containing the DOC’s findings and recommendations, if warranted. The President then has up to 90 days to decide whether to concur with the DOC findings and what actions, if any, will be taken in response.

“It’s too early to speculate on what effect this investigation could have on Cameco or our Canadian and US operations,” Cameco’s President and CEO Tim Gitzel said. “We will need to see what the investigation finds, if any trade action is recommended, and what specific remedies might be pursued before the potential impact, positive or negative, can be determined.”

There will be no immediate impact on Cameco’s existing contracts, and deliveries to our US utility customers will continue as usual.

Cameco will be following developments on this file very closely. We intend to provide input to the DOC as its investigation moves forward.

“If the issue in question is the overreliance of the United States on uranium supplied by state-controlled enterprises from countries not aligned with American policy interests, this clearly does not apply to Canada or Cameco,” Gitzel said.

The top five uranium producers in the world accounted for roughly 70% of total global production in 2017. Cameco is the only publicly traded company within that group.

Cameco also has US operations that are currently in a state of care and maintenance. When in operation, we were the largest uranium producer in the United States, as well as being the largest producer in Canada.

The United States has 99 reactors out of 447 operable units in the world. It is currently the largest nuclear energy producer on the planet, and Cameco’s biggest customer by country. About 30% of Cameco’s total sales by volume last year were to US utilities.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	306-956-6403

Media inquiries:	Jeff Hryhoriw	306-385-5221